ADITYA BIRLA GROUP

[redacted]

22nd January, 2008

08000759

0 82-03322

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 31st December, 2007, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

encl : as above

dlw 2/19

GRASIM INDUSTRIES LIMITED

(Corporate Finance Division)

Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

Press Release

Mumbai, January 22, 2008

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
PERFORMANCE FOR Q3 FY2008

Consolidated Net Profit : Rs. 722 Crs. ↑ 29%

Consolidated Net Revenues : Rs 4,358 Crs. ↑ 19%

Consolidated Financial Performance:

Rs. Crores

	Q3 FY08	Q3 FY07	% Change	9 Months FY08	9 Months FY07	% Change
Net Revenues	**4,358**	**3,668**	**19%**	**12,383**	**10,068**	**23%**
Gross Profit	**1,420**	**1,128**	**26%**	**3,947**	**2,888**	**37%**
Depreciation	166	155	7%	488	445	10%
Total Tax Expenses	399	304	31%	1100	757	45%
Profit after Taxes	**855**	**669**	**28%**	**2,359**	**1,686**	**40%**
Less: Minority Share	**131**	**110**	**19%**	**345**	**277**	**25%**
Net Profit	**722**	**559**	**29%**	**2,012**	**1,409**	**43%**
EPS (Rs.)	**79**	**61**	**29%**	**219**	**154**	**43%**

Grasim Industries Limited has posted good results for the 3rd quarter ended 31st December, 2007. The improved performance was propelled by its core businesses, viz., Cement and Viscose Staple Fibre (VSF). The Company's Chemical and Sponge Iron businesses too aided the performance.

Revenues increased by 19% y-o-y to Rs.4,358 crores (Rs.3,668 crores). Gross Profit rose by 26% at Rs.1,420 crores (Rs.1,128 crores). Net Profit was higher by 29% at Rs.722 crores (Rs.559 crores).

Highlights of Grasim's operations:

		Q3FY08	Q3FY07	% Change
Production -				
Viscose Staple Fibre	M.T.	70,839	68,784	3%
Cement	Mn. M.T.	3.69	3.67	1%
White Cement	M.T.	105,123	91,722	15%
Sponge Iron	M.T.	142,701	116,996	22%
Caustic Soda	M.T.	50,452	29,962	68%
Sales Volumes -				
Viscose Staple Fibre	M.T.	68,552	67,061	2%
Cement	Mn. M.T.	3.76	3.72	1%
White Cement	M.T.	103,879	93,571	11%
Sponge Iron	M.T.	135,205	147,339	-8%
Caustic Soda	M.T.	49,978	29,337	70%

Viscose Staple Fibre (VSF) Business

VSF business recorded a positive performance during the quarter.

The Company plans to expand its capacity by 94,875 tons, through capacity additions of 63,875 tons at Kharach (Gujarat) and 31,000 tons at Harihar (Karnataka), at an estimated outlay of Rs.606 crores. Upon completion, the Company's VSF capacity will be 364,975 tons.

Alongside, a greenfield 88,000 tons plant is being set up at Vilayat (Gujarat) at an estimated capital cost of Rs.840 crores. The plant is expected to be commissioned in about 2-3 years' time.

The Company plans to foray into the consumer product segment with a test launch of non-woven products.

Chemical Plant

The Chemical plant's performance improved during the quarter. Production of caustic soda was higher by 68% at 50,452 tons. During the corresponding quarter, production was lower owing to the shut down of a captive power plant. Sales volumes rose by 70% at 49,978 tons.

Cement Business

The performance of Cement business was good. Both production and sales volumes were a tad higher at 3.69 million tons and 3.76 million tons respectively. The share of blended cement increased from 61% to 66%. 13 RMC plants were commissioned during the current year. Higher realisation during the quarter, however, was set off by the steep hike in fuel cost and increased freight cost, which impacted margins.

The White Cement unit reported a healthy performance. While production grew by 15% at 105,123 tons, sales volumes improved by 11% at 103,879 tons.

Cement Subsidiaries

UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, too reported improved performance. Sales of cement and clinker were at 3.66 million tons and 0.71 million tons respectively. Net Profit was higher at Rs.281 crores.

Cement Capex plan

The càpex plans of both Grasim and UltraTech are progressing satisfactorily. The Company's aggregate cement capacity (including that of its subsidiaries) will stand augmented by 17 million tons at 47 million tons, upon completion of all expansions. Besides, both the Company and its subsidiary are setting up Ready Mix Concrete plants at various locations in the country.

The additional capacity of around 90 million tons, as announced by the industry, over the 3-year period FY08 to FY10, could result in a surplus scenario, affecting realisation from end-FY09. Rising energy prices would lead to increased costs. However, the addition of captive power plants at various locations will help contain this impact.

The strong growth in demand emanating from the housing and infrastructure sectors bode well for the Company's Cement business.

Sponge Iron Business

The performance of Sponge Iron business improved during the quarter. Operating profits improved, despite a steep increase in iron ore prices, owing to higher realisation. The outlook for the business is expected to improve with adequate gas availability, likely by March'08. The pricing of gas, being uncertain, continues to be a concern.

Outlook

Grasim's outlook continues to be positive. The major expansion of capacity in cement and fibre businesses, relentless efforts towards cost optimization and improved productivity, coupled with effective financial management, portend well for the Company in the years to come.

Grasim Industries Limited

Regd. Office: Birlagram, Nagda – 456 331 (M.P.)

Corporate Office: 'A' wing, 2nd Floor, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai – 400 030

www.grasim.com & www.adityabirla.com

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 31st DECEMBER 2007

I. CONSOLIDATED RESULTS :

Rs In Crores

	Three Months Ended 31st December 2007	Three Months Ended 31st December 2006	Nine Months Ended 31st December 2007	Nine Months Ended 31st December 2006	Year Ended 31st March 07 (Audited)
Net Sales / Income from Operations	**4,358.34**	**3,668.12**	**12,382.80**	**10,068.25**	**14,178.44**
Other Income	90.49	64.87	276.60	167.49	245.64
Expenditure :					
- Decrease / (Increase) in Stock	(97.70)	4.18	(132.52)	3.47	33.25
- Raw Material Consumed	942.69	729.79	2,632.63	1,980.30	2,821.40
- Purchases of Finished Goods	22.92	4.99	56.01	48.02	74.83
- Payment to & Provision for Employees	213.98	165.32	599.35	500.21	672.98
- Power & Fuel	740.58	627.30	2,033.54	1,768.53	2,472.45
- Freight , Handling & Other Expenses	515.40	471.94	1,499.79	1,330.15	1,878.07
- Depreciation	166.20	154.57	487.95	444.76	609.97
- Other Expenditure	639.72	546.95	1,862.21	1,554.72	2,181.02
Total Expenditure	**3,143.79**	**2,705.04**	**9,038.96**	**7,630.16**	**10,743.97**
Interest	50.99	54.47	161.83	162.83	228.64
Profit before Tax Expenses	**1,254.05**	**973.48**	**3,458.61**	**2,442.75**	**3,451.47**
Provision for Current Tax	(356.95)	(297.40)	(995.50)	(760.15)	(1,097.14)
Provision for Deferred Tax	(42.46)	(6.43)	(104.14)	3.29	5.07
Net Profit	**854.64**	**669.65**	**2,358.97**	**1,685.89**	**2,359.40**
Less : Minority Share	131.02	110.34	345.16	276.92	391.50
Add : Share in Profit / (Loss) of Associates	(1.76)	-	(2.27)	-	(0.40)
Net Profit (After Minority Share)	**721.86**	**559.31**	**2,011.54**	**1,408.97**	**1,967.50**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*6,538.05*
Basic EPS for the period (Rupees)	**78.73**	**61.00**	**219.39**	**153.67**	**214.58**
Diluted EPS for the period (Rupees)	**78.72**	**61.00**	**219.37**	**153.67**	**214.58**

II. STANDALONE RESULTS :

Rs. in Crores

	Three Months ended 31st December 2007	Three Months ended 31st December 2006	Nine Months ended 31st December 2007	Nine Months ended 31st December 2006	Full Year ended 31st March 2007 (Audited)
Net Sales / Income from Operations	**2,629.93**	**2,280.22**	**7,595.75**	**6,185.33**	**8,680.34**
Other Income	65.03	44.39	190.87	132.08	209.66
Expenditure :					
- Decrease / (Increase) in Stock	(44.28)	4.65	(57.58)	5.41	16.62
- Raw Material Consumed	704.05	577.89	2,001.85	1,576.67	2,219.14
- Purchases of Finished Goods	21.62	84.68	79.43	213.44	321.16
- Payment to & Provision for Employees	131.34	111.25	390.67	347.33	459.40
- Power & Fuel	368.86	311.41	1,041.48	856.46	1,196.14
- Freight , Handling & Other Expenses	255.43	235.59	758.00	658.69	919.40
- Depreciation	86.50	80.69	259.03	230.35	317.91
- Other Expenditure	336.58	285.77	928.47	812.21	1,139.13
Total Expenditure	**1,860.10**	**1,691.93**	**5,401.35**	**4,700.56**	**6,588.90**
Interest	23.41	26.93	79.84	75.21	111.84
Profit before Exceptional Items and Tax Expenses	**811.45**	**605.75**	**2,305.43**	**1,541.64**	**2,189.26**
Profit on transfer of textile units at Bhiwani	3.89		3.89		
Write back of provision for diminution in value of loans					37.10
Profit before Tax Expenses	**815.34**	**605.75**	**2,309.32**	**1,541.64**	**2,226.36**
Provision for Current Tax	(235.55)	(192.27)	(664.98)	(477.12)	(692.38)
Provision for Deferred Tax	(26.00)	(1.90)	(79.11)	(3.20)	1.83
Net Profit	**553.79**	**411.58**	**1,565.23**	**1,061.32**	**1,535.81**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					*6,134.46*
Basic EPS for the period (Rupees)	**60.40**	**44.89**	**170.71**	**115.75**	**167.50**
Diluted EPS for the period (Rupees)	**60.39**	**44.89**	**170.70**	**115.75**	**167.50**
Total Public Shareholding*					
- Number of Shares (000's)			**58,177**	**58,827**	**58,509**
- Percentage of Shareholding			**63.46%**	**64.17%**	**63.82%**

*Total public shareholding as defined under Clause 40 A of the listing agreement(excludes shares held by Promoters and Global Depository Receipt holders)

III. SEGMENT REPORTING - CONSOLIDATED

Rs. In Crores

		Three Months ended 31st December 2007	Three Months ended 31st December 2006	Nine Months ended 31st December 2007	Nine Months ended 31st December 2006	Full Year ended 31st March 2007
1. SEGMENT REVENUE						
a	Fibre & Pulp	912.20	736.79	2,634.23	1,932.64	2,725.25
b	Cement	2,961.88	2,562.05	8,384.81	7,084.09	9,957.75
c	Sponge Iron	244.33	196.02	674.92	514.71	755.79
d	Chemicals	116.72	76.88	320.41	225.43	319.00
e	Textiles	72.09	57.47	218.35	199.09	270.96
f	Others	110.84	87.16	308.08	231.43	326.93
	TOTAL	4,418.06	3,716.37	12,540.80	10,187.39	14,355.68
(Less) : Inter Segment Revenue		(59.72)	(48.25)	(158.00)	(119.14)	(177.24)
	Net Sales / Income from Operations	4,358.34	3,668.12	12,382.80	10,068.25	14,178.44
2. SEGMENT RESULTS						
a	Fibre & Pulp	313.92	223.20	838.98	487.13	671.74
b	Cement	856.58	738.39	2,418.83	1,955.55	2,767.03
c	Sponge Iron	40.18	19.09	87.95	22.11	50.39
d	Chemicals	38.98	13.53	95.60	31.73	60.05
e	Textiles	0.01	(2.87)	(2.17)	(3.13)	(4.63)
f	Others	24.47	15.33	73.54	42.38	62.61
	TOTAL	1,274.14	1,006.67	3,512.73	2,535.77	3,607.19
Add / (Less) :						
	Interest	**(50.99)**	**(54.47)**	**(161.83)**	**(162.83)**	**(228.64)**
	Net Unallocable Income / (Expenditure)	30.90	21.28	107.71	69.81	72.92
Profit Before Tax Expenses		**1,254.05**	**973.48**	**3,458.61**	**2,442.75**	**3,451.47**
3. CAPITAL EMPLOYED						
a	Fibre & Pulp			1,789.55	1,345.04	1,428.47
b	Cement			11,383.12	7,961.46	8,913.85
c	Sponge Iron			432.45	546.86	552.21
d	Chemicals			304.84	295.81	304.49
e	Textiles			165.43	127.97	126.17
f	Others			572.45	418.00	516.67
	TOTAL			14,647.84	10,695.14	11,841.86
g	Unallocated Corporate Capital Employed			1,098.87	1,495.65	1,682.37
	TOTAL CAPITAL EMPLOYED			**15,746.71**	**12,190.79**	**13,524.23**

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months ended 31st December 2007	Three Months ended 31st December 2006	Nine Months ended 31st December 2007	Nine Months ended 31st December 2006	Full Year ended 31st March 2007 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	805.92	653.74	2,307.52	1,665.83	2,327.63
b Cement	1,494.80	1,344.36	4,276.76	3,699.41	5,172.66
c Sponge Iron	244.33	196.02	674.92	514.71	755.79
d Chemicals	116.72	76.88	320.41	225.43	319.00
e Textiles	12.92	57.47	159.18	199.09	270.96
TOTAL	2,674.69	2,328.47	7,738.79	6,304.47	8,846.04
(Less) : Inter Segment Revenue	(44.76)	(48.25)	(143.04)	(119.14)	(165.70)
Net Sales / Income from Operations	**2,629.93**	**2,280.22**	**7,595.75**	**6,185.33**	**8,680.34**
2. SEGMENT RESULTS					
a Fibre & Pulp	312.52	204.74	843.40	459.33	638.42
b Cement	410.96	376.37	1,250.40	1,024.27	1,448.21
c Sponge Iron	40.18	19.09	87.95	22.11	50.39
d Chemicals	38.98	13.53	95.60	31.73	60.05
e Textiles	0.44	(2.87)	(1.74)	(3.13)	(4.63)
TOTAL	803.08	610.86	2,275.61	1,534.31	2,192.44
Add / (Less) :					
Interest	**(23.41)**	**(26.93)**	**(79.84)**	**(75.21)**	**(111.84)**
Net Unallocable Income / (Expenditure)	31.78	21.82	109.66	82.54	108.66
Profit before Exceptional Items and Tax Expenses	**811.45**	**605.75**	**2,305.43**	**1,541.64**	**2,189.26**
Profit on transfer of textile units at Bhiwani	3.89		3.89		
Write back of provision for diminution in value of loans					37.10
Profit Before Tax Expenses	**815.34**	**605.75**	**2,309.32**	**1,541.64**	**2,226.36**
3. CAPITAL EMPLOYED					
a Fibre & Pulp			1,488.95	1,181.13	1,210.72
b Cement			4,694.90	2,554.34	3,076.68
c Sponge Iron			432.45	546.86	552.21
d Chemicals			304.84	295.81	304.49
e Textiles			23.93	127.97	126.17
TOTAL			6,945.07	4,706.11	5,270.27
f Unallocated Corporate Capital Employed			4,189.10	4,164.18	4,493.88
TOTAL CAPITAL EMPLOYED			**11,134.17**	**8,870.29**	**9,764.15**

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23), and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Wood Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, six complaints were received, all of which have been attended by the Company and no complaints were pending at the end of the quarter.

4 a During the quarter, the Company has entered into an agreement for sale of its entire holding of 7,58,16,681 equity shares representing 53.63% of issued equity share capital of Shree Digvijay Cement Co. Ltd. (SDCC), a subsidiary company, at a price of Rs. 42.50 per share subject to fulfillment of certain conditions.

Pending actual transfer of shares of SDCC as per terms and conditions of above agreement, the company has not reversed the provision for diminution in value of SDCC shares amounting to Rs. 45.68 Crs. This will be reviewed and considered in the annual accounts depending upon the outcome of the subject agreement.

4 b Pending transfer of Equity Shares of SDCC, the company has included in its consolidated financial results the financial results of SDCC for the period of 3 months and 9 months ended on 31st December 2007. The net revenue and net profit (net of minority share) of SDCC considered in the consolidated financial results for the quarter and 9 months ended on 31st December 2007, are as under:

Rs. In Crs

Particulars	3 months ended 31st December 2007	9 months ended 31st December 2007
Net Revenue	60.57	177.12
Net Profit (net of minority share)	5.26	14.15

5 a The standalone financial results of the company for the 3 months ended 31st December 2007 do not include the Financial results of the erstwhile Textiles Units at Bhiwani, as the same have been transferred to Grasim Bhiwani Textile Ltd. (GBTL), a wholly owned subsidiary of the Company, w.e.f. 1st October 2007. The impact of the same is not material on the Company's standalone financial results for the 3 months ended 31st December, 2007.

5 b The consolidated Financial Results of the Company for 3 months ended 31st December 2007, include financial results of GBTL.

6 During the quarter, the company has invested Rs 19.98 Crs for acquiring 30000 A Class equity shares of AV Cell Inc., Canada, a joint venture of the company, resulting into increase in the company's holding from 16.667 % to 25 %.

7 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

8 The above Unaudited results for the quarter ended 31st December, 2007 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 22nd January, 2008. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 22nd January, 2008

D. D. Rathi
Whole-time Director

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

Tel. : 2265 4239, 2265 4298, 2265 4313
Fax : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

(Hamam House,
Ambalal Doshi Marg,
(Hamam Street),
Mumbai - 400 001.

AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF
GRASIM INDUSTRIES LIMITED.

On Limited Review of unaudited Financial Results for the nine months ended 31st December 2007.

1. We have reviewed the accompanying statement of unaudited financial results of **GRASIM INDUSTRIES LIMITED** ('the company') for the nine months ended 31st December 2007. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the respective branch auditors of the Company, are incorporated.

2. In the consolidated results, the unaudited financial results of subsidiary companies viz. UltraTech Cement Limited, Shree Digvijay Cement Company Limited, Dakshin Cement Limited, Harish Cement Limited and Grasim Bhiwani Textiles Limited and Joint venture company Idea Cellular Limited, which have been subjected to limited review by their respective statutory auditors, and the unaudited financial results of other subsidiary companies and joint ventures and Associate company as certified by their respective managements are incorporated. This statement is responsibility of the company's Management and has been approved by the Board of Directors.

3. We conducted our review in accordance with the auditing and assurance standard (AAS) 33 *Engagement to Review Financial Statements*, issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements.

4. A review of Interim Financial information consists principally of applying analytical review procedure of financial data and making inquires of person responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

5. Based on our review conducted as stated above, nothing has come to our notice that causes us to believe that the accompanying statements of unaudited financial results prepared in according with the Accounting Standards and other recognized practices and policies has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement.

G. P. KAPADIA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

6. Further, we report that we have verified the number of shares, the percentage of shareholding in respect of the aggregate amount of public shareholdings in terms of Clause 35 of Listing Agreement and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be in conformity with it.

For G.P. Kapadia & Co.
Chartered Accountants

Atul B. Desai
(Partner)
(Membership No.30850)

Place: **Mumbai.**
Date: **22nd January 2008.**

END